(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington DC 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identity the items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Integrity Financial Corporation

Full Name of Registrant

United Community Bancorp

Former Name if Applicable

39 Second Street, NW

Address of Principal Executive Officer (Street and Number)

Hickory, North Carolina 28601

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Regristrant will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”) by the March 16, 2006 due date because the Registrant’s management is finalizing its review of certain accounting matters relating to financial statement presentation and its assessment related to the Registrant’s internal control over financial reporting as of December 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002, and requires additional time to complete such review and assessment. Management believes the preparation of its 2005 Form 10-K is substantially complete, subject to the resolution of certain accounting presentation matters and the completion of management’s assessment of the Registrant’s internal control over financial reporting.

Due to the additional time required by the Regristrant to complete these activities, the Regristrant cannot file its 2005 Form 10-K within the prescribed period without unreasonable effort or expense. The Regristrant currently anticipates that the 2005 Form 10-K will be filed no later than the fifteenth calendar day (March 31, 2006) following the date on which the 2005 Form 10-K was due (March 16, 2006).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Todd H. Eveson, Esq. (Name)	(919) (Area Code)	845-2558 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant reported net income for the year ended December 31, 2004 of $1.5 million. Registrant has previously reported net income for the nine months ended September 30, 2005 of $4.5 million, and will report net income for the quarter ended December 31, 2005 at an amount in excess of the net income of $192,000 reported for the quarter ended December 31, 2004. Accordingly, net income to be reported for the year ending December 31, 2005 will be significantly in excess of the amount of net income reported for the year ended December 31, 2004.

Integrity Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2006	By:	/s/ Susan B. Mikels
Susan B. Mikels
Chief Financial Officer and Senior Vice President